SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                           Walshire Assurance Company
               ---------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
               --------------------------------------------------
                         (Title of Class of Securities)


                                    933132102
                -------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 933132102


 (1) Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Markel Corporation
      54-0292420

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

 (3) SEC Use Only . . . . . . . . . . . . . . . . . . . .

 (4) Citizenship or Place of Organization         Virginia Corporation

Number of Shares                        (5)  Sole Voting Power                    387,400
Beneficially Owned
by Each Reporting                       (6)  Shared Voting Power                      -0-
Person With
                                        (7)  Sole Dispositive Power               387,400

                                        (8)  Shared Dispositive Power              30,007

 (9)  Aggregate Amount Beneficially Owned by Each Reporting Person    417,407

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares  (See Instructions) . . . . . . . . . . . . .
(11) Percent of Class Represented by Amount in Row 9        8.4%

(12) Type of Reporting Person  (See Instructions)        HC,  CO




CUSIP NO. 933132102


Item 1 (a).       Name of Issuer:

                  Walshire Assurance Company

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  3350 Whiteford Road
                  York, Pennsylvania   17402

Item 2 (a).       Name of Person Filing:

                  Markel Corporation

Item 2 (b).       Address or Principal Business Office or, if none, Residence:

                  4551 Cox Road
                  Glen Allen, Virginia   23060

Item 2 (c).       Citizenship:

                  Not applicable

Item 2 (d).       Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2 (e).       CUSIP Number:

                  933132102

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Markel Corporation, is a parent holding company in accordance with Rule 13-1(b) (ii) (G). (Note: See
                  Item 7).

Item 4.           Ownership

                  (a)      Amount Beneficially Owned:  417,407

                  (b)      Percent of Class:   8.4%



CUSIP NO. 933132102


                  (c) Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:   387,400

                           (ii)     shared power to vote or to direct the vote:   0

                           (iii)    sole power to dispose or to direct the disposition of:   387,400

                           (iv)     shared power to dispose or to direct the disposition of:   30,007

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

                  Essex Insurance Company, Markel American Insurance Company and
                  Evanston   Insurance  Company  (each  subsidiaries  of  Markel
                  Corporation)  and certain  other  investors  advised by Markel
                  Gayner Asset Management Corporation, have the right to receive or the power to direct the receipt of dividends  from,  or the proceeds  from the sale of,  the stock of  Walshire  Assurance
                  Company (the "Company").  Evanston Insurance Company,  through its  ownership  of common  stock and its  ownership  of 60,000 shares of the convertible  preferred stock of the Company,  is deemed to be the beneficial owner of 309,124 shares or 6.2% of the common stock of the Company as  calculated  in  accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

Item 7.           Identification  and  Classification  of the  Subsidiary  Which
                  Acquired the Security  Being Reported on By the Parent Holding
                  Company.

                  See attached Exhibit(s) A and B.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable, see attached Exhibit A.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

CUSIP NO. 933132102


Item 10.          Certification.

                  By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                           Date:            February 3, 1998
                                            ----------------


                           Signature:       /s/  Alan I. Kirshner
                                            ---------------------


                           Title:           Chairman
                                            --------

CUSIP NO. 933132102




                                                                       EXHIBIT A


                                  SCHEDULE 13G


Pursuant to the instructions in Item 7 of Schedule 13G, Markel Gayner Asset Management Corporation, ("Markel Gayner") 4551 Cox Road, Glen Allen, Virginia 23060, a wholly owned subsidiary of Markel Corporation and an investment adviser registered under the Investment Advisers Act of 1940, is the beneficial owner of 417,407 shares or 8.4% of the outstanding common stock of Walshire Assurance Company (the "Company") as a result of acting as investment adviser to Essex Insurance Company, Markel American Insurance Company, Evanston Insurance Company (each wholly owned subsidiaries of Markel Corporation) and certain other investors.

Markel Corporation, through its control of Markel Gayner, Essex Insurance Company, Markel American Insurance Company and Evanston Insurance Company, has sole power to direct the voting and disposition of shares of common stock of the Company held by those entities. Markel Corporation, through its control of Markel Gayner, has shared power to direct the disposition, but not the voting, of shares of common stock of the Company held by certain other investors advised by Markel Gayner.

CUSIP NO. 933132102



                                                                       EXHIBIT B

                             RULE 13d-1(f) AGREEMENT

The undersigned persons on this 3rd day of February, 1998, agree and consent to the joint filing on their behalf of this Amendment No. 3 to Schedule 13G in connection with their beneficial ownership of the common stock of Walshire Assurance Company.


                           MARKEL CORPORATION

                           By:      /s/  Alan I. Kirshner
                                    ---------------------
                           Title:   Chairman
                                    --------

                           ESSEX INSURANCE COMPANY

                           By:      /s/ Alan I. Kirshner
                                    ---------------------
                           Title:   Chairman
                                    --------

                           MARKEL AMERICAN INSURANCE COMPANY

                           By:      /s/  Alan I. Kirshner
                                    ---------------------
                           Title:   Chairman
                                    --------

                           EVANSTON INSURANCE COMPANY

                           By:      /s/  Anthony F. Markel
                                    ----------------------
                           Title:   Chairman and Chief Executive Officer
                                    ------------------------------------

                           MARKEL GAYNER ASSET MANAGEMENT CORPORATION

                           By:      /s/  Thomas S. Gayner
                                    ---------------------
                           Title:   President
                                    ---------